J.P. MORGAN EFFICIENTE PLUS 5 INDEX (NET ER) HYPOTHETICAL BACK-TESTED AND HISTORICAL WEIGHTINGS

December 2015

J.P.Morgan

J.P. Morgan Efficiente Plus 5 Index (Net ER) Hypothetical Back-Tested and Historical Weightings

J.P. Morgan Efficiente Plus 5 Index (Net ER) (the "Index") Weightings – Jan 2013 to Present

2015	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	10%	0%	0%	0%	0%	20%	20%	0%	5%	5%	0%	0%	0%	10%	10%	10%	0%	0%	0%	0%	10%
November	15%	0%	0%	0%	0%	15%	20%	0%	0%	10%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	20%
October	0%	0%	0%	0%	0%	0%	20%	0%	0%	5%	0%	0%	10%	10%	5%	0%	0%	0%	0%	0%	50%
September	0%	0%	0%	10%	0%	0%	20%	0%	0%	10%	0%	0%	0%	10%	5%	0%	0%	0%	0%	0%	45%
August	20%	0%	10%	10%	0%	0%	0%	0%	0%	0%	0%	0%	5%	5%	0%	0%	0%	0%	0%	0%	50%
July	0%	0%	20%	10%	0%	0%	0%	0%	0%	10%	5%	10%	10%	0%	10%	0%	0%	0%	0%	0%	25%
June	0%	10%	10%	10%	0%	0%	20%	0%	0%	5%	15%	10%	5%	10%	0%	0%	0%	0%	0%	0%	5%
May	0%	10%	15%	10%	0%	15%	20%	0%	0%	10%	0%	0%	0%	10%	0%	0%	0%	0%	0%	0%	10%
April	10%	10%	0%	0%	0%	20%	15%	0%	0%	0%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	25%
March	20%	10%	0%	0%	0%	20%	20%	0%	5%	5%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	0%
February	20%	10%	0%	0%	0%	20%	20%	0%	10%	0%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	0%
January	20%	10%	0%	0%	0%	20%	20%	0%	10%	0%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	0%
2014	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	20%	10%	0%	0%	0%	20%	20%	0%	5%	0%	0%	0%	0%	10%	0%	10%	0%	5%	0%	0%	0%
November	20%	0%	0%	0%	5%	20%	20%	0%	0%	0%	0%	0%	0%	10%	5%	10%	0%	10%	0%	0%	0%
October	20%	0%	0%	0%	15%	20%	10%	0%	0%	0%	0%	0%	0%	10%	10%	5%	0%	10%	0%	0%	0%
September	10%	0%	0%	0%	20%	20%	0%	0%	10%	0%	0%	0%	0%	10%	10%	10%	0%	10%	0%	0%	0%
August	20%	0%	0%	0%	20%	20%	0%	0%	0%	0%	0%	0%	0%	10%	10%	10%	0%	10%	0%	0%	0%
July	10%	0%	0%	0%	5%	20%	0%	10%	0%	0%	5%	0%	0%	10%	10%	10%	10%	10%	0%	0%	0%
June	20%	0%	0%	5%	0%	20%	0%	0%	10%	0%	0%	0%	0%	10%	10%	10%	5%	10%	0%	0%	0%
May	20%	0%	0%	5%	0%	20%	0%	0%	0%	0%	15%	0%	0%	10%	0%	10%	0%	10%	10%	0%	0%
April	20%	5%	0%	5%	0%	10%	0%	0%	20%	0%	20%	5%	0%	10%	0%	5%	0%	0%	0%	0%	0%
March	10%	10%	0%	10%	0%	10%	0%	0%	20%	0%	20%	10%	0%	10%	0%	0%	0%	0%	0%	0%	0%
February	10%	10%	0%	10%	0%	0%	0%	0%	20%	5%	20%	10%	10%	5%	0%	0%	0%	0%	0%	0%	0%
January	20%	0%	10%	10%	0%	0%	0%	0%	0%	10%	15%	10%	10%	0%	0%	0%	0%	0%	0%	0%	15%
2013	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	15%	10%	0%	10%	0%	0%	0%	0%	0%	5%	5%	10%	10%	0%	0%	0%	0%	0%	0%	0%	35%
November	20%	10%	0%	5%	0%	0%	0%	0%	0%	5%	0%	5%	0%	0%	0%	0%	0%	5%	0%	0%	50%
October	15%	10%	0%	10%	0%	0%	0%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	0%	0%	0%	50%
September	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	50%
August	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	50%
July	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	50%
June	20%	10%	0%	0%	0%	5%	0%	0%	0%	10%	5%	10%	10%	10%	0%	5%	0%	10%	0%	0%	5%
May	0%	0%	20%	10%	0%	20%	5%	0%	0%	0%	10%	10%	0%	5%	0%	10%	0%	10%	0%	0%	0%
April	0%	10%	5%	10%	0%	5%	5%	0%	5%	0%	20%	10%	0%	10%	0%	10%	0%	10%	0%	0%	0%
March	0%	0%	15%	10%	0%	0%	0%	0%	20%	5%	20%	10%	0%	10%	0%	0%	0%	10%	0%	0%	0%
February	0%	0%	20%	10%	0%	5%	5%	0%	0%	0%	20%	10%	10%	10%	0%	0%	0%	10%	0%	0%	0%
January	0%	0%	20%	10%	0%	5%	0%	0%	20%	0%	20%	10%	5%	0%	10%	0%	0%	0%	0%	0%	0%

Please see the Glossary on the last page for definitions related to the exchange traded constituent tickers. Please see key risks on the last page for additional information.
Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a fee of 0.85% per annum.

Hypothetical and Historical weightings: Represents the monthly allocations to each exchange traded constituent in the Index based on the hypothetical allocations of the exchange traded constituents from January 1, 2013 to December 31, 2014 and actual historical allocations of the exchange traded constituents to the Index from January 1, 2015 through December 30, 2015. Past allocations to exchange traded constituents are not indicative of actual weights that would be assigned to the exchange traded constituent during the term of your investment.

J.P.Morgan

J.P. Morgan Efficiente Plus 5 Index (Net ER) Hypothetical Back-Tested Historical Weightings

J.P. Morgan Efficiente Plus 5 Index (Net ER) (the "Index") Weightings – Jan 2010 to December 2013

2012	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	10%	0%	0%	0%	0%	0%	20%	0%	20%	10%	0%	10%	10%	0%	0%	10%	10%	0%	0%
November	0%	0%	0%	0%	0%	10%	0%	0%	20%	10%	5%	10%	10%	10%	10%	0%	15%	0%	0%	0%	0%
October	0%	0%	0%	0%	0%	20%	5%	0%	20%	0%	20%	0%	0%	10%	10%	0%	10%	0%	0%	5%	0%
September	0%	0%	0%	0%	0%	20%	0%	0%	20%	0%	20%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%
August	10%	0%	0%	0%	0%	20%	10%	0%	20%	0%	0%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%
July	0%	0%	0%	0%	0%	20%	0%	0%	20%	0%	20%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%
June	20%	0%	0%	0%	0%	20%	0%	0%	20%	0%	10%	10%	0%	10%	0%	10%	0%	0%	0%	0%	0%
May	20%	0%	0%	0%	0%	15%	15%	0%	0%	0%	0%	10%	10%	10%	0%	10%	0%	10%	0%	0%	0%
April	15%	0%	0%	0%	0%	15%	0%	5%	5%	0%	5%	10%	10%	10%	10%	5%	0%	10%	0%	0%	0%
March	20%	5%	0%	0%	0%	20%	5%	10%	5%	0%	0%	10%	10%	5%	0%	0%	0%	10%	0%	0%	0%
February	15%	0%	0%	0%	0%	20%	10%	0%	0%	0%	5%	10%	10%	5%	0%	0%	0%	10%	0%	0%	15%
January	10%	0%	0%	0%	0%	20%	15%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	5%	0%	0%	40%
2011	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	5%	0%	0%	0%	0%	20%	5%	0%	0%	0%	0%	0%	5%	0%	0%	0%	0%	10%	0%	5%	50%
November	15%	0%	0%	0%	0%	15%	20%	5%	0%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	25%
October	5%	0%	0%	0%	0%	20%	20%	0%	0%	0%	10%	0%	0%	0%	10%	0%	0%	0%	0%	0%	35%
September	10%	0%	0%	0%	0%	15%	20%	10%	0%	5%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	20%
August	0%	0%	0%	0%	0%	20%	20%	10%	0%	0%	10%	0%	0%	0%	10%	10%	0%	0%	10%	10%	0%
July	0%	10%	0%	0%	0%	20%	20%	10%	0%	0%	0%	0%	0%	10%	0%	10%	0%	0%	10%	10%	0%
June	10%	5%	0%	0%	0%	10%	0%	0%	5%	0%	20%	10%	5%	10%	0%	10%	0%	0%	10%	5%	0%
May	5%	10%	0%	0%	0%	0%	0%	5%	0%	5%	0%	10%	10%	10%	0%	0%	0%	10%	10%	10%	15%
April	10%	10%	0%	0%	0%	0%	0%	5%	0%	0%	0%	10%	10%	10%	0%	0%	0%	10%	10%	0%	25%
March	10%	10%	0%	0%	0%	0%	0%	5%	0%	10%	10%	10%	10%	0%	0%	0%	0%	10%	10%	0%	15%
February	0%	10%	0%	0%	0%	0%	0%	5%	5%	10%	20%	10%	10%	0%	0%	0%	0%	10%	10%	0%	10%
January	0%	10%	0%	0%	0%	0%	5%	0%	0%	10%	10%	10%	10%	10%	0%	0%	0%	10%	5%	10%	10%
2010	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	0%	10%	5%	0%	20%	0%	5%	0%	10%	10%	10%	10%	10%	0%	0%	10%	0%	0%	0%
November	0%	0%	0%	0%	5%	0%	20%	0%	20%	0%	10%	10%	0%	10%	10%	0%	0%	10%	0%	5%	0%
October	0%	0%	0%	0%	0%	20%	20%	0%	10%	0%	0%	10%	0%	5%	10%	5%	0%	10%	0%	10%	0%
September	0%	0%	0%	0%	0%	20%	20%	0%	10%	0%	0%	10%	0%	5%	10%	5%	0%	10%	0%	10%	0%
August	0%	0%	0%	0%	0%	20%	20%	0%	5%	0%	5%	10%	0%	0%	10%	10%	0%	10%	0%	10%	0%
July	0%	0%	0%	0%	0%	20%	20%	0%	10%	0%	0%	10%	0%	0%	10%	10%	0%	10%	0%	10%	0%
June	0%	10%	0%	0%	0%	20%	20%	0%	0%	5%	0%	10%	10%	10%	0%	5%	0%	10%	0%	0%	0%
May	0%	5%	0%	0%	0%	0%	5%	0%	15%	10%	5%	10%	10%	10%	10%	10%	0%	10%	0%	0%	0%
April	0%	0%	0%	0%	0%	0%	0%	10%	15%	10%	10%	10%	10%	10%	5%	10%	0%	10%	0%	0%	0%
March	0%	0%	0%	0%	0%	0%	15%	10%	0%	10%	20%	10%	10%	10%	0%	5%	0%	10%	0%	0%	0%
February	0%	0%	0%	0%	0%	0%	0%	10%	10%	10%	20%	10%	10%	0%	10%	0%	0%	10%	0%	10%	0%
January	5%	0%	0%	0%	0%	0%	0%	5%	15%	10%	15%	10%	10%	5%	10%	0%	0%	10%	0%	5%	0%

Please see the Glossary on the last page for definitions related to the exchange traded constituent tickers. Please see key risks on the last page for additional information.
Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a fee of 0.85% per annum.

Hypothetical Historical weightings: Represents the monthly allocations to each exchange traded constituent in the Index based on the hypothetical historical allocations of the exchange traded constituents to the Index from January 1, 2010 to December 31, 2012. Past allocations to exchange traded constituents are not indicative of actual weights that would be assigned to the exchange traded constituents during the term of your investment.

J.P.Morgan

J.P. Morgan Efficiente Plus 5 Index (Net ER) Hypothetical Back-Tested Historical Weightings

J.P. Morgan Efficiente Plus 5 Index (Net ER) (the "Index") Weightings – Nov 2007 to Dec 2009

2009	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	0%	5%	0%	5%	0%	5%	20%	10%	5%	10%	10%	0%	10%	0%	0%	10%	0%	10%	0%
November	0%	0%	0%	5%	0%	0%	0%	10%	20%	10%	5%	10%	10%	5%	10%	0%	0%	5%	0%	5%	5%
October	0%	0%	0%	10%	0%	0%	0%	0%	20%	10%	5%	10%	10%	5%	10%	0%	0%	0%	0%	0%	20%
September	0%	0%	0%	5%	0%	0%	5%	0%	0%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%	0%	50%
August	0%	0%	0%	5%	5%	0%	0%	5%	0%	10%	5%	10%	10%	0%	10%	0%	0%	0%	0%	0%	40%
July	0%	0%	0%	0%	5%	0%	0%	10%	0%	10%	0%	10%	10%	0%	10%	0%	0%	5%	0%	5%	35%
June	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	5%	10%	10%	0%	10%	0%	5%	0%	0%	5%	45%
May	0%	0%	0%	0%	0%	0%	10%	0%	15%	10%	0%	10%	10%	0%	10%	0%	0%	0%	0%	10%	25%
April	0%	0%	0%	0%	0%	5%	20%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	5%	0%	5%	50%
March	0%	0%	0%	0%	0%	5%	20%	0%	0%	0%	0%	10%	5%	0%	5%	0%	0%	0%	0%	5%	50%
February	0%	0%	0%	0%	0%	10%	15%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	5%	0%	5%	50%
January	5%	0%	0%	0%	0%	20%	5%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	0%	0%	5%	50%
2008	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	5%	0%	0%	0%	20%	10%	0%	0%	0%	0%	10%	0%	0%	5%	0%	0%	0%	0%	5%	45%
November	0%	0%	0%	0%	0%	20%	5%	0%	0%	0%	0%	10%	10%	0%	0%	0%	0%	0%	0%	5%	50%
October	0%	0%	0%	0%	0%	20%	10%	0%	0%	0%	0%	5%	10%	0%	0%	0%	0%	0%	0%	10%	45%
September	0%	10%	0%	0%	0%	20%	0%	0%	0%	0%	0%	0%	10%	0%	0%	10%	0%	0%	0%	0%	50%
August	0%	5%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	10%	0%	0%	10%	5%	50%
July	0%	0%	0%	0%	0%	0%	10%	10%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	10%	10%	50%
June	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	15%	0%	0%	5%	0%	0%	0%	0%	10%	10%	50%
May	0%	0%	0%	0%	0%	10%	20%	10%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	10%	10%	30%
April	0%	0%	0%	0%	0%	5%	20%	10%	0%	5%	0%	0%	0%	0%	5%	0%	0%	0%	10%	10%	35%
March	0%	0%	0%	0%	5%	10%	20%	10%	0%	5%	0%	0%	0%	0%	10%	0%	0%	0%	10%	10%	20%
February	0%	0%	0%	0%	0%	15%	20%	10%	0%	5%	0%	0%	0%	0%	10%	0%	0%	0%	10%	10%	20%
January	0%	0%	0%	0%	5%	20%	20%	10%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	10%	10%	15%
2007	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	0%	0%	10%	20%	20%	10%	0%	0%	0%	0%	0%	0%	5%	0%	0%	0%	5%	10%	20%
November	0%	0%	0%	0%	15%	10%	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	35%

Please see the Glossary on the last page for definitions related to the exchange traded constituent tickers. Please see key risks on the last page for additional information.
Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a fee of 0.85% per annum.

Hypothetical Historical weightings: Represents the monthly allocations to each exchange traded constituent in the Index based on the hypothetical historical allocations of the exchange traded constituents to the Index from October 31, 2007 to December 31, 2009. Past allocations to exchange traded constituents are not indicative of actual weights that would be assigned to the exchange traded constituents during the term of your investment.

J.P.Morgan

Glossary	
VOO	Vanguard S&P 500 ETF
VEA	Vanguard FTSE Developed Markets ETF
VWO	Vanguard FTSE Emerging Markets ETF
VB	Vanguard Small-Cap ETF
SCZ	iShares® MSCI EAFE Small-Cap ETF
TLT	iShares® 20+ Year Treasury Bond ETF
IEF	iShares® 7-10 Year Treasury Bond ETF
LQD	iShares® iBoxx $ Investment Grade Corporate Bond ETF
TIP	iShares® TIPS Bond ETF
VCSH	Vanguard Short-Term Corporate Bond ETF

Glossary	
JNK	SPDR® Barclays High Yield Bond ETF
HYS	PIMCO 0-5 Year High Yield Corporate Bond Index ETF
BKLN	PowerShares Senior Loan Portfolio
PFF	iShares® U.S. Preferred Stock ETF
EMB	iShares® J.P. Morgan USD Emerging Markets Bond ETF
GDX	Market Vectors® Gold Miners ETF
VNQ	Vanguard REIT ETF
MLPI	ETRACS Alerian MLP Infrastructure Index ETN
DBC	PowerShares DB Commodity Index Tracking Fund
IAU	iShares® Gold Trust
JPCAUS3M	JPMorgan Cash Index USD 3 Month

Key Risks

■ Our affiliate, J.P. Morgan Securities plc, or JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. .

■ JPMS is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The level of the Index will include the deduction of a fee of 0.85% per annum.

■ The Index was established on December 31, 2014 and therefore has a limited operating history.

■ There are risks associated with a momentum -based investment strategy. If market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline.

■ The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■ The Index may not be successful, may not outperform any alternative strategy and may not achieve its target volatility of 5%.

■ The Index may be partially uninvested if the cash index is included in the Monthly Reference Portfolio.

■ The investment strategy used to construct the index involves monthly rebalancing and weighting constraints that are applied to the Basket Constituents.

■ Changes in the values of the Basket Constituents may offset each other.

■ Each Basket Constituent composing the Index may be replaced by a substitute constituent.

■ The commodity futures contracts underlying the PowerShares DB Commodity Index Tracking Fund are subject to uncertain legal and regulatory regimes.

■ Investments linked to the Index may be subject to the credit risk of J.P.Morgan.

■ Investments linked to the Index may also be subject to the credit risk of UBS AG, the issuer of the exchange-traded note that is one of the Basket Constituents, since any return on an investment linked to the Index that reflects the performance of the Index is subject to the credit risk of us, as well as UBS AG.

■ The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.

■ An investment linked to the Index is subject to risks associated with non-U.S. securities markets (including emerging markets, and currency exchange risk), small capitalization stocks, preferred stocks, fixed income securities and loans (including interest-rate related risks and credit risk), risks associated with the real estate industry and MLPs, and risks associated with investments in commodity futures contracts and gold.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in any relevant product supplement, underlying supplement, term sheet or pricing supplement.

DISCLAIMER
JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, underlying supplement, the relevant termsheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement, underlying supplement and termsheet or pricing supplement, if you so request by calling toll-free (800) 576 3529.
Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-199966

J.P.Morgan

J.P. MORGAN EFFICIENTE PLUS 5 INDEX (NET ER) HYPOTHETICAL BACK-TESTED AND HISTORICAL WEIGHTINGS